VIA EDGAR

August 24, 2021

Ms. Lisa Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Variable Annuity Separate Account 4 Registration Statement on Form N-4

File No. 333-255824

Dear Ms. Larkin:

I am in receipt of the Staff’s comment letter dated June 29, 2021 regarding the above-referenced filing.

Please note that the page numbers referenced below correspond to the attached marked version of the prospectus and Statement of Additional Information for Pre-Effective Amendment No. 1.

My responses to the Staff’s comments are as follows:

General

1.                  Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the contract or whether the Company will be solely responsible for payment of contract benefits.

Response to Comment No. 1: MassMutual does not have any types of guarantees or support agreements with third parties to support any contract features or benefits. MassMutual will be solely responsible for any benefits or features associated with the contract.

2.                  Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

Response to Comment No. 2: We will include in the pre-effective amendment filing all missing information, including financial statements, exhibits, and other required information. We have also removed all brackets from any previously bracketed disclosure.

3.                  Please confirm, if true, that the Company does not intend to use rate sheet supplements to update information in the prospectus.

Response to Comment No. 3: The Company intends to only use rate sheet supplements to provide current Withdrawal Rates, Lifetime Guarantee Rates, Charges, and investment allocation restrictions for the RetirePay feature to prospective purchasers.

Massachusetts Mutual Life Insurance Company (MassMutual), Springfield, MA 01111-0001, and its affiliated companies.

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Prospectus

Page 1 – Rate Sheet Prospectus Supplement

4.                  Please explain to us what the difference is between Withdrawal Rates and Lifetime Guarantee Rates.

Response to Comment No. 4: The Withdrawal Rate is a percentage we multiply the Benefit Base by to determine the Annual Lifetime Benefit Amount prior to the Settlement Phase, whereas the Lifetime Guarantee Rate is a percentage we multiply the Benefit Base by to determine the Annual Lifetime Benefit Amount once the Contract enters the Settlement Phase while RetirePay is in effect. The Settlement Phase occurs when the Contract Value reaches zero. If the Benefit Base is positive once the Contract Value reaches zero, we will pay the Annual Lifetime Benefit Amount to the Contract Owner for his/her life.

Page 2 – Rate Sheet Prospectus Supplement

5.                  In the last sentence of the last paragraph, disclosure states, “The Withdrawal Rates and the Lifetime Guarantee Rates applicable to your Contract below will not change for the life of your Contract.” However, disclosure above this sentence states that there are cases where withdrawal rates can change. Please explain.

Response to Comment No. 5: The Withdrawal and Lifetime Guarantee Rate Table will not change for a given Contract Owner once the Contract is issued. However, prior to the Contract Issue Date, it is possible that a new Withdrawal Rate and Lifetime Guarantee Rates could be issued. For example, an applicant may see the current Withdrawal Rate and Lifetime Guarantee Rate Table in the Rate Sheet Prospectus Supplement while he/she is considering purchasing MassMutual Envision with RetirePay, but before the applicant purchases the Contract a new Withdrawal Rate and Lifetime Guarantee Rates could be issued. The applicant would receive the rates in the Withdrawal and Lifetime Guarantee Rate Table that is in effect when his/her Contract is issued.

6.              Please confirm that the rate sheet information describes the new withdrawal benefit.

Response to Comment No. 6: We confirm that the rate sheet information describes the new withdrawal benefit and is only used to communicate the current Withdrawal Rates, Lifetime Guarantee Rates, Charges, and investment allocation restrictions for the RetirePay feature.

Page 4 – Key Information Table

7.                  In the first table, please revise the headings to conform to Item 2, Instruction 1(a) of Form N-4. For example, some headings should be in the singular, not the plural. Please also provide hyperlinks to cross-references to conform to Item 2, Instruction 1(b) of Form N-4.

Response to Comment No. 7: We have revised the headings in the Key Information Table to conform to Item 2, Instruction 1(a) of Form N-4. We have also provided hyperlinks to conform to Item 2, Instruction 1(b) of Form N-4. Please see the marked language on pages 5-8 of the statutory prospectus and pages 5-9 of the initial summary prospectus.

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Also, please see a URL for the Envision prospectus which includes hyperlinking. Although the URL is not completely up-to-date, it does show the hyperlinking.

Page 11 – Additional Information About Fees

8.                  In the heading titled, “Annual Transaction Expenses,” please delete “Annual.” See Item 4 of Form N-4.

Response to Comment No. 8: We have deleted “Annual” in the heading titled “Annual Transaction Expenses” to conform with Item 4 of Form N-4. Please see the marked language on page 11 of the statutory prospectus and page 17 of the initial summary prospectus.

9.                  In the introductory sentence for the second table, disclosure states, “The next table describes the fees and expenses you will pay each year during the time you own the Contract, not including underlying Fund fees and expenses.” After that sentence, please add, “If you choose to purchase an optional benefit, you will pay additional charges, as shown below.” See Item 4 of Form N-4.

Response to Comment No. 9: We have added “If you choose to purchase an optional benefit, you will pay additional charges, as shown below.” to the introductory sentence above the second table to conform with Item 4 of Form N-4. Please see the marked language on page 11 of the statutory prospectus and page 17 of the initial summary prospectus.

10.              In the second table, please revise the headings to conform to Item 4 of Form N-4. For example, please use headings, such as “Annual Contract Expenses,” “Base Contract Expenses (as a percentage of average account value,” and “Optional Benefit Expenses (as a percentage of benefit base or other (e.g., average account value)),” or explain why different headings are appropriate.

Response to Comment No. 10: We have revised the headings in the second table to conform to Item 4 of Form N-4. Please see the marked language on page 11 of the statutory prospectus and page 17 of the initial summary prospectus.

11.              In the table titled, “Total Annual Fund Operating Expenses,” please list costs without reimbursement. See Item 4, Instructions 16 and 17 of Form N-4.

Response to Comment No. 11: We have listed costs without reimbursement in the “Total Annual Fund Operating Expenses” table to conform to Item 4, Instructions 16 and 17 of Form N-4. Please see the marked language on page 12 of the statutory prospectus and page 18 of the initial summary prospectus.

Page 12 – Examples

12.              Please present the column titled, “Maximum Expense” first and the column titled, “Current Expenses” second. See Item 4, Instruction 5 of Form N-4.

Response to Comment No. 12: We have presented the column titled, “Maximum Expense” first

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and the column titled, “Current Expenses” second to conform with Item 4, Instruction 5 of Form N-4. Please see the marked language on pages 12 and 13 of the statutory prospectus and pages 18 and 19 of the initial summary prospectus.

Page 23 – Purchase Payments

13.              In the last sentence of the second paragraph, disclosure states, “If RetirePay is in effect with your Contract, you are subject to the restrictions on additional Purchase Payments under the RetirePay Benefit Base provisions.” Please clarify whether this statement covers all contracts, including RetirePay, subject to restrictions, or whether it only applies to a contractholder who has selected RetirePay (i.e., do you expect that all contractholders will select?).

Response to Comment No. 13: The statement “If RetirePay is in effect with your Contract, you are subject to the restrictions on additional Purchase Payments under the RetirePay Benefit Base provisions.” applies only to Contract Owners who have elected RetirePay. We do not expect that all Contract Owners will elect RetirePay. We have added a cross-reference to the MassMutual RetirePay section of the prospectus. Please see the marked language on page 25 of the statutory prospectus.

Page 41 – MassMutual RetirePay

14.              Please confirm that the contract value cannot go to zero through withdrawals that are not excess withdrawals and that the contractholder will continue to receive a lifetime withdrawal benefit. Also, please consider making this section more prominent (e.g., bold font).

Response to Comment No. 14: If RetirePay is in effect, every withdrawal, whether it is a withdrawal of the Annual Lifetime Benefit Amount or an Excess Withdrawal, will reduce the Contract Value. If a Contract Owner continues to withdraw the Annual Lifetime Benefit Amount, he/she could reduce his/her Contract Value to zero. As long as there is a positive Benefit Base when the Contract Value reaches zero, MassMutual will pay the Annual Lifetime Benefit Amount to the Contract Owner for the life of the Covered Person. If there is no positive Benefit Base when the Contract Value reaches zero because the Contract Owner took an Excess Withdrawal that eliminated their Benefit Base, RetirePay will terminate and the Contract will terminate. Contract Owners should want their Contract Value to reach zero through withdrawals of the Annual Lifetime Benefit Amount as that will leave them with a positive Benefit Base when their Contract Value reaches zero. MassMutual will then pay out the Annual Lifetime Benefit Amount rather than it coming from withdrawals of their Contract Value. That is the guarantee provided by RetirePay.

Page 42 – Rate Sheet Comparison Process

15.              In the first line, disclosure states, “Subject to satisfying the Rate Sheet Eligibility Conditions established in the applicable Rate Sheet, if after your application submit date and prior to your issue date, a subsequent Rate Sheet is issued with only beneficial changes to the RetirePay Terms, the subsequent Rate Sheet will apply.” Please add disclosure that explains what you mean by “beneficial.”

Response to Comment No. 15: We have added disclosure that explains what we mean by “beneficial.” Please see the marked language on page 43 of the statutory prospectus as well as the

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Rate Sheet Prospectus Supplement.

Page 44 – Payments During the Settlement Phase

16.              Please supplementally explain the rationale behind the settlement phase. Is this phase common? Why can’t a contractholder continue to make withdrawals as they wish?

Response to Comment No. 16: We believe it is common for a guaranteed lifetime withdrawal benefit to have a settlement phase, although other carriers may refer to it with a different term. We do expect that Contract Owners who elect RetirePay, will reach the Settlement Phase. We don’t know how common it will be. Once a Contract Owner reaches the Settlement Phase, his/her Contract Value has reached zero. Normally, their Contract would terminate, but because the Contract Owner elected RetirePay, when his/her Contract Value reaches zero and there is a positive Benefit Base, MassMutual will pay the Annual Lifetime Benefit Amount to the Contract Owner for the life of the Covered Person or joint Covered Person if the joint life version of RetirePay was elected. The Settlement Phase is when MassMutual pays the Annual Lifetime Benefit Amount even though the Contract Owner no longer has any Contract Value.

Page 46 – Impact of Excess Withdrawals

17.              Please highlight the contrast between the effect of a withdrawal of the benefit base and the effect on the contract value, which is dollar-for-dollar (e.g., “Unlike the effect on contract value, which is dollar-for-dollar…).

Response to Comment No. 17: We have added language to highlight the contrast between the effect of a withdrawal on the Benefit Base and the effect on the Contract Value. Please see the marked language on page 47 of the statutory prospectus.

Page 49 – Important RetirePay Considerations

18.              Regarding the second bullet point, please supplementally explain how this section operates (e.g., effect of postponing withdrawals).

Response to Comment No. 18: The second bullet indicates the following: Postponing withdrawals may positively impact the Annual Lifetime Benefit Amount (e.g., because of higher Withdrawal Rates when you are older). However, if you postpone taking withdrawals, you may limit the value of this feature because your remaining life expectancy shortens as you age.

When the Contract is issued and RetirePay has been elected, the table of Withdrawal Rates and Lifetime Guarantee Rates will not change. However, the actual Withdrawal Rate multiplied against the Benefit Base to determine the Annual Lifetime Benefit Base is not determined until the Guaranteed Lifetime Withdrawal Date, which is when the Contract Owner elects to receive his/her first Annual Lifetime Benefit Amount. If a Contract Owner postpones electing their Guaranteed Lifetime Withdrawal Date and taking their Annual Lifetime Benefit Amount, the Withdrawal Rate multiplied against the Benefit Base to determine the Annual Lifetime Benefit Amount will increase. This is because the Withdrawal Rate percentage increases each year that has passed since the Contract Issue Date. The Withdrawal Rate percentage also increases as the Covered Person ages. A higher

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Withdrawal Rate multiplied against the Benefit Base will lead to a larger Annual Lifetime Benefit Amount being withdrawn from the Contract Value and paid to the Contract Owner.

While the Contract Owner will receive a higher Annual Lifetime Benefit Amount if he/she postpones electing his/her Guaranteed Lifetime Withdrawal Date and receiving his/her Annual Lifetime Benefit Amount, it may make it less likely that the Contract Value will reach zero before the Contract Owner dies because the Contract Owner will be older when he/she starts receiving his/her Annual Lifetime Benefit Amount and it takes a number of years of withdrawals for the Contract Value to reach zero. The guarantee provided by RetirePay is that MassMutual will pay the Annual Lifetime Benefit Amount once the Contract Value reaches zero as long as there is a positive Benefit Base. Prior to the Contract Value reaching zero, the Annual Lifetime Benefit Amount is paid out by withdrawing the Contract Owner’s Contract Value.

19.              Please consider making the fifth bullet point regarding RetirePay more prominent (e.g., bold font). (possibility of benefit increase being offset by withdrawal).

Response to Comment No. 19: We have made the fifth bullet regarding RetirePay more prominent. Please see the bold language on page 50 of the statutory prospectus.

Page 50 – Important RetirePay Considerations

20.              In the penultimate bullet point, disclosure states, “For mathematical examples illustrating how RetirePay operates, see prospectus Appendix E.” However, it appears that the mathematical examples referred to are in Appendix F. Please revise.

Response to Comment No. 20: We have corrected the cross reference so that the disclosure now reads “For mathematical examples illustrating how RetirePay operates, see prospectus Appendix F.” Please see the marked language on page 51 of the statutory prospectus.

Page 50 -- Withdrawals

21.              Please add disclosure regarding involuntary redemptions and revocation rights. See Item 12(e) and (f) of Form N-4.

Response to Comment No. 21: The provision for involuntary redemptions under the contract is described in the Termination of the Contract section of the prospectus on pages 63 and 64 of the statutory prospectus. The revocation of rights provision under the contract is described in the Right to Cancel Your Contract section of the prospectus on page 27 of the statutory prospectus. Consequently, we don’t believe any additional changes are needed to the prospectus.

Page 65 – Appendix A: Funds Available Under the Contract

22.              In the first sentence, disclosure states, “The following is a list of Funds currently available under the Contract, which is subject to change, as discussed in the prospectus for the Contract.”

The sentence structure suggests that the Contract is subject to change. If this is not the case, please restructure the sentence.

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Response to Comment No. 22: The Contract is not subject to change. We have revised the disclosure to read “The following is a list of Funds currently available under the Contract. The list of Funds is subject to change, as discussed in the prospectus for the Contract.” Please see the marked language on page 66 of the statutory prospectus and page 20 of the initial summary prospectus.

Statement of Additional Information

Page 2 – The Company

23.              Please provide the date and form of the Registrant and the Registrant’s classification pursuant to section 4 of the Investment Company Act of 1940 (i.e., a separate account and a unit investment trust). See Item 19(b) of Form N-4.

Response to Comment No. 23: We have provided the date and form of the Registrant and the Registrant’s classification pursuant to section 4 of the Investment Company Act of 1940. Please see the marked language on page 2 of the Statement of Additional Information.

Exhibits

24.        Please file any missing exhibits, including the auditor’s consent.

Response to Comment No. 24: We will include in the pre-effective amendment filing all missing exhibits, including the auditor’s consent, financial statements, and other required information.

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In addition to the revisions made in response to the Staff’s comments, I have made certain stylistic, editorial, and updating changes, including the following:

•	Complete hypothetical examples on pages 12 and 13 of the statutory prospectus and pages 18 and 19 of the initial summary prospectus
•	Relocating the Fixed Account for Dollar Cost Averaging section to pages 18 and 19 of the statutory prospectus
•	Revised footnotes to Appendix A on page 71 of the statutory prospectus
•	Revised Example 7 in Appendix F on page 86

I appreciate your continuing attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (413) 218-0992 or jrodolakis@massmutual.com.

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Sincerely,

/s/ James M. Rodolakis

________________________________________

James M. Rodolakis

Lead Counsel, Annuity Product & Operations

for Massachusetts Mutual Life Insurance Company